Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2026

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30

($ millions, except as otherwise noted)	Note	2026	2025	2026	2025
Sales	2, 8	6,064	6,007	22,922	21,545
Freight, transportation and distribution		258	272	705	738
Cost of goods sold		3,946	3,771	15,460	14,348
Gross Margin		1,860	1,964	6,757	6,459
Selling expenses		811	795	2,611	2,503
General and administrative expenses		158	144	491	444
Provincial mining taxes		113	124	313	289
Share-based compensation expense		75	28	150	119
Foreign exchange loss (gain), net of related derivatives		5	(11)	21	18
Other expenses	3	37	77	373	271
Earnings Before Finance Costs and Income Taxes		661	807	2,798	2,815
Finance costs		178	170	527	504
Earnings Before Income Taxes		483	637	2,271	2,311
Income tax expense	4	195	168	622	594
Net Earnings		288	469	1,649	1,717
Attributable to
Equity holders of Nutrien		284	464	1,629	1,696
Non-controlling interest		4	5	20	21
Net Earnings		288	469	1,649	1,717

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		0.60	0.96	3.40	3.48
Diluted		0.60	0.96	3.40	3.48
Weighted average shares outstanding for basic EPS		476,669,000	485,583,000	479,160,000	487,445,000
Weighted average shares outstanding for diluted EPS		476,907,000	485,776,000	479,437,000	487,624,000

Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended September 30		Nine Months Ended September 30

($ millions, net of related income taxes)		2026	2025	2026	2025
Net Earnings		288	469	1,649	1,717
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net fair value loss on investments		-	-	(10)	(18)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		20	(5)	81	196
Other		(1)	(13)	(16)	13
Other Comprehensive Income (Loss)		19	(18)	55	191
Comprehensive Income		307	451	1,704	1,908
Attributable to
Equity holders of Nutrien		302	446	1,682	1,886
Non-controlling interest		5	5	22	22
Comprehensive Income		307	451	1,704	1,908

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

($ millions)	Note	2026	2025	2026	2025
Operating Activities
Net earnings		288	469	1,649	1,717
Adjustments for:
Depreciation and amortization		640	617	1,850	1,802
Share-based compensation expense		75	28	150	119
Provision for deferred income tax		111	195	135	227
Net distributed (undistributed) earnings of equity-accounted investees		1	(19)	(1)	66
Long-term income tax receivables and payables		6	2	(8)	18
Other long-term assets, liabilities and miscellaneous		(96)	(17)	1	(49)
Cash from operations before working capital changes		1,025	1,275	3,776	3,900
Changes in non-cash operating working capital:
Receivables		487	357	(2,428)	(2,248)
Inventories and prepaid expenses and other current assets		382	257	2,300	1,877
Trade, other payables and accrued liabilities		(2,319)	(2,315)	(2,440)	(2,499)
Cash (Used in) Provided by Operating Activities		(425)	(426)	1,208	1,030
Investing Activities
Capital expenditures[1]		(525)	(530)	(1,341)	(1,254)
Business acquisitions, net of cash acquired		-	(1)	(40)	(12)
Proceeds from (purchase of) investments, held within three months, net		5	1	(36)	(68)
Purchase of investments		-	-	(1)	(93)
Proceeds from sale of investments		-	146	-	422
Net changes in non-cash working capital		12	23	(66)	(55)
Other		76	(22)	60	(61)
Cash Used in Investing Activities		(432)	(383)	(1,424)	(1,121)
Financing Activities
Proceeds from debt, maturing within three months, net		1,448	591	1,130	925
Proceeds from debt	6	-	-	1,000	998
Repayment of debt		(16)	(27)	(61)	(562)
Repayment of principal portion of lease liabilities		(94)	(97)	(302)	(313)
Dividends paid to Nutrien’s shareholders	7	(263)	(265)	(791)	(798)
Repurchase of common shares	7	(227)	(148)	(547)	(401)
Issuance of common shares		4	-	51	29
Other		(3)	(3)	(27)	(34)
Cash Provided by (Used in) Financing Activities		849	51	453	(156)
Effect of Exchange Rate Changes on Cash and Cash Equivalents		6	(5)	(6)	18
(Decrease) Increase in Cash and Cash Equivalents		(2)	(763)	231	(229)
January 1, 2026 opening balance prior to restatement for amendments to IFRS 9	9	-	-	701	-
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	9	-	-	(13)	-
Cash and Cash Equivalents – Beginning of Period		921	1,387	688	853
Cash and Cash Equivalents – End of Period		919	624	919	624
Cash and cash equivalents is composed of:
Cash		783	514	783	514
Short-term investments		136	110	136	110
		919	624	919	624
Supplemental Cash Flows Information
Interest paid		148	166	488	518
Income taxes paid		179	213	303	201
Total cash outflow for leases		133	134	429	423

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2026 of $495 million and $30 million (2025 – $498 million and $32 million), respectively, and for the nine months ended September 30, 2026 of $1,263 million and $78 million (2025 – $1,175 million and $79 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive (loss) income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of common shares	Share capital	Contributed surplus	(Loss) gain on currency translation of foreign operations	Other	Total AOCI	Retained earnings	Equity holders of Nutrien	Non- controlling interest	Total equity

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,696	1,696	21	1,717

Other comprehensive income (loss)	-	-	-	195	(5)	190	-	190	1	191

Shares repurchased for cancellation (Note 7)	(7,288,910)	(204)	(11)	-	-	-	(194)	(409)	-	(409)

Dividends declared[1]	-	-	-	-	-	-	(797)	(797)	-	(797)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	593,873	36	(1)	-	-	-	-	35	-	35

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net gain on cash flow hedges	-	-	-	-	(6)	(6)	-	(6)	-	(6)

Other	-	-	-	-	-	-	1	1	-	1

Balance – September 30, 2025	484,330,409	13,580	56	(342)	(16)	(358)	11,839	25,117	36	25,153

Balance – December 31, 2025	481,962,233	13,519	57	(329)	-	(329)	12,076	25,323	42	25,365

Net earnings	-	-	-	-	-	-	1,629	1,629	20	1,649

Other comprehensive income (loss)	-	-	-	79	(26)	53	-	53	2	55

Shares repurchased for cancellation (Note 7)	(7,782,021)	(218)	-	-	-	-	(340)	(558)	-	(558)

Dividends declared[1]	-	-	-	-	-	-	(790)	(790)	-	(790)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(24)	(24)

Effect of share-based compensation including issuance of common shares	991,354	60	(5)	-	-	-	-	55	-	55

Transfer of net loss on cash flow hedges	-	-	-	-	10	10	-	10	-	10

Balance – September 30, 2026	475,171,566	13,361	52	(250)	(16)	(266)	12,575	25,722	40	25,762

1 During the nine months ended September 30, 2026, we declared dividends of $1.65 per share (2025 – $1.64 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at September 30		As at December 31

($ millions)	Note	2026	2025	2025

Assets

Current assets

Cash and cash equivalents		919	624	701

Receivables	8	8,216	7,687	5,675

Inventories		5,701	5,281	6,977

Prepaid expenses and other current assets		442	598	1,396

Assets held for sale		-	284	-

		15,278	14,474	14,749

Non-current assets

Property, plant and equipment		22,778	22,480	22,747

Goodwill		12,149	12,116	12,136

Intangible assets		1,517	1,711	1,667

Investments		136	142	144

Other assets		835	903	858

Total Assets		52,693	51,826	52,301

Liabilities

Current liabilities

Short-term debt	6	1,972	2,486	873

Current portion of long-term debt	6	1,420	538	513

Current portion of lease liabilities		348	350	346

Trade, other payables and accrued liabilities	8	7,065	6,899	9,309

		10,805	10,273	11,041

Non-current liabilities

Long-term debt	6	9,414	9,852	9,350

Lease liabilities		964	954	937

Deferred income tax liabilities		3,782	3,678	3,666

Pension and other post-retirement benefit liabilities		214	229	221

Asset retirement obligations and accrued environmental costs		1,467	1,440	1,468

Other non-current liabilities		285	247	253

Total Liabilities		26,931	26,673	26,936

Shareholders’ Equity

Share capital	7	13,361	13,580	13,519

Contributed surplus		52	56	57

Accumulated other comprehensive loss		(266)	(358)	(329)

Retained earnings		12,575	11,839	12,076

Equity holders of Nutrien		25,722	25,117	25,323

Non-controlling interest		40	36	42

Total Shareholders’ Equity		25,762	25,153	25,365

Total Liabilities and Shareholders’ Equity		52,693	51,826	52,301

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2026

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2025 annual audited consolidated financial statements with the exception of the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, which were adopted effective January 1, 2026 (refer to Note 9). These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2025 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2025 figures have been reclassified as indicated in Note 2 Segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on November 4, 2026.

Note 2 Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, Australia and South America. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes. Sales reported under our Corporate and Others segment relate to our non-core businesses. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited

In the fourth quarter of 2025, the Chief Operating Decision Maker (“CODM”) reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been presented in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the three and nine months ended September 30, 2025.

($ millions)	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Sales	40	183
Gross Margin	1	8
EBITDA	-	5

	Three Months Ended September 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,442	1,154	890	517	61	-	6,064

– intersegment	1	111	176	57	-	(345)	-

Sales – total	3,443	1,265	1,066	574	61	(345)	6,064

Freight, transportation and distribution[1]	-	144	106	60	(1)	(51)	258

Net sales	3,443	1,121	960	514	62	(294)	5,806

Cost of goods sold	2,532	474	576	564	64	(264)	3,946

Gross margin	911	647	384	(50)	(2)	(30)	1,860

Selling expenses (recovery)	809	5	6	2	(3)	(8)	811

General and administrative expenses	52	1	6	2	97	-	158

Provincial mining taxes	-	113	-	-	-	-	113

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange loss, net of related derivatives	-	-	-	-	5	-	5

Other expenses (income)	29	4	35	6	(36)	(1)	37

Earnings (loss) before finance costs and income taxes	21	524	337	(60)	(140)	(21)	661

Depreciation and amortization	182	206	160	68	24	-	640

EBITDA	203	730	497	8	(116)	(21)	1,301

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange loss, net of related derivatives	-	-	-	-	5	-	5

ARO/ERL related income for non-operating sites[2] (Note 3)	-	-	-	-	(42)	-	(42)

Restructuring recovery (Note 3)	-	-	-	-	(29)	-	(29)

Adjusted EBITDA	203	730	497	8	(107)	(21)	1,310

1 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

	Three Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	3,415	1,127	960	462	43	-	6,007

– intersegment	12	130	195	99	-	(436)	-

Sales – total	3,427	1,257	1,155	561	43	(436)	6,007

Freight, transportation and distribution[2]	-	135	133	66	(1)	(61)	272

Net sales	3,427	1,122	1,022	495	44	(375)	5,735

Cost of goods sold	2,505	437	626	436	42	(275)	3,771

Gross margin	922	685	396	59	2	(100)	1,964

Selling expenses (recovery)	792	3	7	2	(2)	(7)	795

General and administrative expenses	44	3	3	2	92	-	144

Provincial mining taxes	-	124	-	-	-	-	124

Share-based compensation expense	-	-	-	-	28	-	28

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

Other expenses (income)	40	10	(13)	5	32	3	77

Earnings (loss) before finance costs and income taxes	46	545	399	50	(137)	(96)	807

Depreciation and amortization	184	188	157	72	16	-	617

EBITDA	230	733	556	122	(121)	(96)	1,424

Share-based compensation expense	-	-	-	-	28	-	28

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(10)	-	(10)

Adjusted EBITDA	230	733	556	122	(114)	(96)	1,431

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

Unaudited

	Nine Months Ended September 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	15,352	3,175	2,733	1,436	226	-	22,922

– intersegment	1	266	737	210	-	(1,214)	-

Sales – total	15,353	3,441	3,470	1,646	226	(1,214)	22,922

Freight, transportation and distribution[1]	-	341	342	179	(2)	(155)	705

Net sales	15,353	3,100	3,128	1,467	228	(1,059)	22,217

Cost of goods sold	11,596	1,342	1,834	1,546	216	(1,074)	15,460

Gross margin	3,757	1,758	1,294	(79)	12	15	6,757

Selling expenses (recovery)	2,605	10	18	6	(6)	(22)	2,611

General and administrative expenses	151	8	17	7	308	-	491

Provincial mining taxes	-	313	-	-	-	-	313

Share-based compensation expense	-	-	-	-	150	-	150

Foreign exchange (gain) loss, net of related derivatives	(2)	-	-	-	23	-	21

Other expenses	110	44	107	29	61	22	373

Earnings (loss) before finance costs and income taxes	893	1,383	1,152	(121)	(524)	15	2,798

Depreciation and amortization	549	562	462	209	68	-	1,850

EBITDA	1,442	1,945	1,614	88	(456)	15	4,648

Share-based compensation expense	-	-	-	-	150	-	150

Foreign exchange loss, net of related derivatives	-	-	-	-	23	-	23

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(59)	-	(59)

Restructuring costs (Note 3)	-	-	-	-	53	-	53

Impairment of assets recorded in other income and expenses (Note 3)	-	21	-	-	9	-	30

Adjusted EBITDA	1,442	1,966	1,614	88	(280)	15	4,845

1 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

Unaudited

	Nine Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	14,464	2,885	2,813	1,182	201	-	21,545

– intersegment	12	318	686	233	-	(1,249)	-

Sales – total	14,476	3,203	3,499	1,415	201	(1,249)	21,545

Freight, transportation and distribution[2]	-	346	405	164	-	(177)	738

Net sales	14,476	2,857	3,094	1,251	201	(1,072)	20,807

Cost of goods sold	10,850	1,257	1,898	1,160	181	(998)	14,348

Gross margin	3,626	1,600	1,196	91	20	(74)	6,459

Selling expenses (recovery)	2,495	8	21	5	(6)	(20)	2,503

General and administrative expenses	132	7	14	5	286	-	444

Provincial mining taxes	-	289	-	-	-	-	289

Share-based compensation expense	-	-	-	-	119	-	119

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Other expenses	119	20	-	18	96	18	271

Earnings (loss) before finance costs and income taxes	880	1,276	1,161	63	(493)	(72)	2,815

Depreciation and amortization	545	533	465	212	47	-	1,802

EBITDA	1,425	1,809	1,626	275	(446)	(72)	4,617

Share-based compensation expense	-	-	-	-	119	-	119

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(7)	-	(7)

Restructuring costs (Note 3)	-	-	-	-	22	-	22

Adjusted EBITDA	1,425	1,809	1,626	275	(294)	(72)	4,769

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2026	2025	2026	2025

Retail sales by product line
Crop nutrients	1,188	1,188	6,212	5,773
Crop protection products	1,519	1,536	5,411	5,174
Seed	136	156	1,976	1,966
Services and other	263	258	746	690
Merchandise	266	222	780	649
Nutrien Financial	87	89	312	294
Nutrien Financial elimination[1]	(16)	(22)	(84)	(70)

	3,443	3,427	15,353	14,476

Potash sales by geography
Manufactured product

North America	636	633	1,473	1,449

Offshore[2]	629	623	1,967	1,750
Other potash and purchased products	-	1	1	4

	1,265	1,257	3,441	3,203

Nitrogen sales by product line
Manufactured product

Ammonia	160	300	616	899

Urea and ESN®	385	376	1,156	1,288

Solutions, nitrates and sulfates	408	466	1,316	1,217
Other nitrogen and purchased products[3]	113	13	382	95

	1,066	1,155	3,470	3,499

Phosphate sales by product line
Manufactured product

Fertilizer	357	379	1,051	913

Industrial and feed	210	178	576	484
Other phosphate and purchased products	7	4	19	18

	574	561	1,646	1,415

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended September 30, 2026 of $(2) million (2025 – $(13) million) and the nine months ended September 30, 2026 of $13 million (2025 – $45 million).

3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Note 3 Other expenses (income)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2026	2025	2026	2025

Restructuring (recovery) costs	(29)	-	53	22

Earnings of equity-accounted investees	-	(22)	(6)	(36)

Bad debt expense	17	31	66	88

Project feasibility costs	24	28	66	69

Customer prepayment costs	13	13	51	50

Legal expenses	5	6	22	13

Trinidad-related expenses	23	-	75	1

ARO/ERL related income for non-operating sites	(42)	(10)	(59)	(7)

Impairment of assets	-	-	30	-

Other expenses	26	31	75	71

	37	77	373	271

Unaudited

Note 4 Income taxes

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Actual effective tax rate on earnings (%)	40	27	27	25

Actual effective tax rate including discrete items (%)	40	26	27	26

Discrete tax adjustments that impacted the tax rate[1]	3	(4)	6	23

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

Our financial instruments carrying amounts are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,834 million and fair value of $9,867 million as at September 30, 2026. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

On May 29, 2026, we issued $1 billion of senior notes. The senior notes are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued in 2026	4.850	May 29, 2031	500
Senior notes issued in 2026	5.350	May 29, 2036	500
			1,000

During the nine months ended September 30, 2026, we extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028, extended the maturity of our $4,500 million unsecured committed revolving term credit facility from September 4, 2030 to September 4, 2031, and terminated our $500 million unsecured committed revolving term credit facility upon its maturity on September 2, 2026. We also entered into a $69 million uncommitted revolving demand facility. As at September 30, 2026, this facility was fully utilized.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Number of common shares repurchased for cancellation	3,205,631	2,547,124	7,782,021	7,288,910

Average price per share (US dollars)	70.86	58.27	70.40	54.96

Total cost, inclusive of tax	231	152	558	409

Subsequent to September 30, 2026, as of November 3, 2026, an additional 1,194,010 common shares were repurchased for cancellation at a cost of $83 million and an average price per share of $69.45.

Dividends declared

We declared a dividend per share of $0.55 (2025 – $0.545) during the three months ended September 30, 2026, payable on October 16, 2026 to shareholders of record on September 29, 2026.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended September 30, 2026 were $81 million (2025 – $23 million) and the nine months ended September 30, 2026 were $203 million (2025 – $100 million).

($ millions)	As at September 30, 2026	As at December 31, 2025

Receivables from Canpotex	264	279

Payables to Canpotex	99	63

Note 9 Accounting policies, new IFRS standards and future accounting pronouncements

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The amendments clarified the timing of recognition and derecognition of financial assets and financial liabilities. The adoption resulted in a change in the accounting policy relating to the timing of the derecognition of certain financial assets and financial liabilities, such that derecognition now occurs upon settlement.

The amendments were applied retrospectively without restatement of prior periods in accordance with the transitional provisions other than, on initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the nine months ended September 30, 2026.

Presentation and Disclosure in Financial Statements (IFRS 18) effective January 1, 2027

The Company continues to advance its implementation activities, including assessing changes to financial statement presentation and disclosures and the related changes required to reporting processes and systems.

Note 10 Subsequent events

On November 4, 2026, we announced the decision to shut down operations at our White Springs phosphate facility in the second quarter of 2027. The carrying value of the total assets1 in White Springs that will be assessed for impairment is $430 million as at September 30, 2026. We expect to recognize expenses in the fourth quarter of 2026, which include non-cash asset impairments. We also expect to incur expenses related to severance and other shutdown costs.

On October 5, 2026, we announced the indefinite shutdown of our Trinidad nitrogen facility following an extensive review of strategic alternatives and engagement with relevant stakeholders. The carrying value of the total assets1 in Trinidad that will be assessed for impairment is $760 million as at September 30, 2026. We expect to recognize expenses in the fourth quarter of 2026, which include non-cash asset and goodwill impairments. We also expect to incur expenses related to severance and other shutdown costs.

1 Excludes goodwill and certain other assets that may be allocated as part of ongoing impairment and valuation assessments.